UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-6 or 15d-16 of
The Securities Exchange Act of 1934

May 4, 2004

TDC A/S
(Exact name of registrant as specified in its charter)

16 KANNIKEGADE AARHUS C DENMARK
(Address of principal executive offices)

001-12998
(Commission File Number)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  / x /        Form 40-F  /   /

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  /   /        No  / x /

   On May 4, 2004 the Registrant issued a press release, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference

(c)     Exhibit 99.1. Press release dated May 4, 2004

    Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TDC A/S (Registrant)
May 4, 2004 (Date)	/s/ OLE SOEBERG Ole Soeberg Senior Vice President, Investor Relations

Earnings Release 1Q 2004

May 4, 2004

Net income1 increased 36% to DKK 602

Highlights 1Q 2004

  Net revenues of DKK 10,259m, up 2.8%
  EBITDA of DKK 2,783m, up 9.5%
  Net income1 of DKK 602m, up 36.2%
  Total customer base of 12.963m, up 10.2%
  TDC's stake in Belgacom sold

Outlook

  The updated outlook is: Net revenues DKK 42.0bn, EBITDA 12.1bn and Net income1 DKK 2.15bn, reflecting new accounting policies

1) Excluding one-time items and fair value adjustments

TDC Group, Income statements

			Change
DKKm	1Q 2003	1Q 2004	in %

Net revenues	9,982	10,259	2.8

Total revenues	10,312	10,643	3.2
Total operating expenses	(7,771)	(7,860)	(1.1)

EBITDA [1]	2,541	2,783	9.5
Depreciation, amortization and write-downs	(1,748)	(1,885)	(7.8)

EBIT [2]	793	898	13.2
One-time items	(55)	4,857	-
Net financials	246	201	(18.3)
- of which Income before taxes from investments	434	473	9.0
- of which fair value adjustments	85	12	(85.9)

Income before income taxes	984	5,956	-
Income taxes	(490)	(330)	32.7

Income before minority interests	494	5,626	-
Minority interests’ share of net income	(9)	0	-

Net income	485	5,626	-

Net income excl. one-time items and fair value adjustments[3]	442	602	36.2

EBITDA margin in %	25.5	27.1	-

1) TDC uses EBITDA (earnings before interest, taxes, depreciation and amortization) as a measurement for operating performance. For further explanation please refer to page 23.
2) EBIT (earnings before interest and taxes) is excl. one-time items in this report unless otherwise stated.
3) Excluding consolidated one-time items and fair value adjustments as specified, as well as excluding fair value adjustments in associated enterprises included in the caption income before income taxes from investments.

Group highlights 1Q 2004

COPENHAGEN, Denmark, May 4, 2004 – The TDC Group's net income, excluding one-time items and fair value adjustments, was DKK 602m, up 36.2%. This growth was primarily stemming from an increase in earnings before interest, taxes, depreciation and amortization (EBITDA) of 9.5% to DKK 2,783m which again came from a 2.8% growth in net revenues to DKK 10,259m and effective cost control.

TDC discontinues proportional consolidation and implements the new Danish accounting standard (RVL22) regarding revenue recognition. Historical figures and Outlook have been adjusted accordingly. See release of April 30, 2004.

Capital expenditures, excluding share acquisitions, totaled DKK 1,082m, a 3.9% reduction. The capex-to-net-revenues ratio was 10.5% compared with 11.3%.

TDC's customer base was 12,963m, up 10.2%, driven mainly by domestic mobile and Talkline mobile.

Henning Dyremose, President and CEO says, "On the operational side we saw positive revenue growth in 1Q 2004 driven by Danish mobile and Swiss operations despite very competitive market conditions. The redundancy program we announced in 2003 reduced our cost base and hence our EBITDA grew 9.5%. On the corporate action side we divested our shares in Belgacom through a successful IPO by the end of the quarter.”

Net revenues

TDC's net revenues amounted to DKK 10,259m in 1Q 2004, an increase of 2.8%, driven mainly by improvements in TDC Switzerland and domestic mobile.

Operating expenses

Total operating expenses amounted to DKK 7,860m in 1Q 2004, up 1.1%, reflecting an increase in transmission costs, raw materials and supplies of 5.6% to DKK 3,818m. Other external charges amounted to DKK 2,108m, down 0.8%. Wages, salaries and pension costs decreased 4.8% to DKK 1,934m, impacted by our redundancy program and natural attrition.

The number of full-time employees decreased 7.7% to 20,353. The redundancy program accounted for 1,074 of the 1,707 reduction in employees from 1Q03 to 1Q04.

EBITDA

EBITDA increased DKK 242m or 9.5% to DKK 2,783m in 1Q 2004, reflecting improvements in all business lines, notably in TDC Mobile International.

Depreciation, amortization and write-downs

Depreciation, amortization and write-downs amounted to DKK 1,885m, up 7.8%, stemming primarily from a reduction in assets´ useful lives in TDC Solutions and increased goodwill amortization of 12.5% to DKK 369m, primarily related to TDC Switzerland where we acquired the remaining outstanding shares in February 2003.

EBIT

EBIT totaled DKK 898m, up 13.2%, reflecting higher EBITDA. TDC Switzerland and TDC Mobile International were main drivers for the DKK 105m improvement.

One-time items

In 1Q 2004, one-time items amounted to DKK 4,857m before tax compared with DKK (55)m in 1Q 2003. The net income impact was DKK 5,014m in 1Q 2004. One-time items included gains from the sale of Belgacom shares amounting to DKK 5.4bn and expenses related to the second phase of the domestic redundancy program amounting to DKK (0.6)bn.

Net financials

Net financials in 1Q 2004 were an income of DKK 201m compared with DKK 246m in 1Q 2003.

Financial expenses, net, were DKK (284)m, almost unchanged from 1Q 2003.

Income before income tax from investments amounted to DKK 473m, up 9.0%, compared with DKK 434m in 1Q 2003. This was impacted primarily by a combination of an increase in Belgacom driven by cost reductions, and a 17% decrease in Polkomtel driven by lower prices and lower exchange rates. The result from One was almost unchanged.

Fair value adjustments were DKK 12m. In 1Q 2003, fair value adjustments amounted to DKK 85m.

Income before tax

Income before tax excluding one-time items and fair value adjustments was DKK 1,087m, up 14.8% due to improved EBIT.

Including one-time items and fair value adjustments, income before tax was DKK 5,956m compared with DKK 984m, due primarily to the sale of Belgacom shares.

Income taxes

Income taxes amounted to DKK (330)m, down 32.7%. Tax related to income excluding one-time items and fair value adjustments was DKK (485)m compared with DKK (496)m, reflecting a lower effective tax rate.

Net income

Net income excluding one-time items and fair value adjustments amounted to DKK 602m, up 36.2%.

Net income including one-time items and fair value adjustments amounted to DKK 5,626m, compared with DKK 485m.

Statements of Cash Flow

Cash flow from operating activities was DKK 2,014m, down 5.2%. The reduction is due to increased financial expenses related to annual interest payment on bonds issued in 1Q 2003.

Cash flow from investing activities was DKK 10,851m compared with DKK (9,175)m, reflecting proceeds from the sale of Belgacom in 1Q 2004 and acquisition of the remaining outstanding shares in TDC Switzerland in 1Q 2003.

Net debt

Net debt amounted to DKK 16,028m by the end of 1Q 2004 compared with DKK 33,002m at the end of 1Q 2003, and 28,682m at the end of 2003. The decrease since end of 2003 reflects primarily the proceeds from the sale of Belgacom.

Capital expenditures

Capital expenditures, excluding share acquisitions, totaled DKK 1,082m, a 3.9% reduction. The capex-to-net-revenues ratio for the TDC Group consequently declined to 10.5% from 11.3%.

Note: 4Q03 CAPEX excludes impact from reassessment of estimated asset retirement costs of DKK 420m with no cash flow impact.

Number of customers

TDC's total customer base was 12.963m, up 10.2%, driven mainly by domestic mobile and Talkline mobile.

Our Danish activities comprised 7.368m customers, up 6.4%, the result of a strong net intake of mobile and ADSL customers. Our domestic mobile customer base increased 16.6% to 2.421m.

ADSL customers in Denmark grew 47.4% to 445,000, and including broadband cable TV modems, the total number of broadband customers was 521,000, up 49.3%.

The number of customers in the international activities was 5.595m, up 15.6%.

Business line performance in 1Q 2004

TDC Solutions Group

TDC Solutions activities are mainly Danish landline voice, Internet and data operations as well as integrated solutions.

DKKm	1Q2003	1Q2004	Change in %

Net revenues, total	4,599	4,587	(0.3)
Landline telephony	2,539	2,471	(2.7)
Retail	1,919	1,875	(2.3)
Subscriptions	978	925	(5.4)
Traffic	941	950	1.0
Wholesale	620	596	(3.9)
Transit traffic	252	230	(8.7)
Other [1]	368	366	(0.5)
Leased lines	333	295	(11.4)
Data communications and Internet services	752	905	20.3
Terminal equipment etc.	609	567	(6.9)
Other [2]	366	349	(4.6)

Other revenues [3]	312	363	16.3

Total revenues	4,911	4,950	0.8

Operating expenses	(3,542)	(3,522)	0.6
Transmission costs, raw materials and supplies	(1,335)	(1,394)	(4.4)
Other external charges	(1,055)	(1,078)	(2.2)
Wages, salaries and pension costs	(1,152)	(1,050)	8.9

EBITDA	1,369	1,428	4.3

Depreciation, amortization and write-downs	(733)	(810)	(10.5)

EBIT	636	618	(2.8)

1) Includes incoming traffic, prefix traffic and service provision.
2) Includes mobile telephony, operator services etc.
3) Includes other operating income and work performed for own purposes and capitalized.

TDC Solutions is impacted by strong growth in data communications and Internet services, and a decline in traditional telephony services. The latter reflects traffic migrating from landline telephony to mobile telephony and private IP-based networks.

In 1Q 2004, net revenues were DKK 4,587m, a decrease of 0.3%.

Net revenues from landline telephony totaled DKK 2,471m, down 2.7%, reflecting a reduction of DKK 44m, or 2.3%, in landline retail revenues and a reduction of DKK 24m, or 3.9%, in landline wholesale revenues.

Retail subscription revenues declined 5.4% to DKK 925m, reflecting a decline in number of subscribers. By the end of 1Q 2004, the number of domestic landline customers, including retail and wholesale PSTN and ISDN, was 2.956m, a decline of 3.1%.

Retail traffic revenues amounted to DKK 950m, up 1.0%. This comprised lower domestic fixed-to-fixed and fixed-to-mobile revenues that were more than offset by the full consolidation of Contactel. The total number of domestic landline voice minutes was 5,154m, down 7.3% and the number of domestic retail voice minutes was 2,342m, down 11.4%, due mainly to migration of voice traffic to mobile services.

Revenues from wholesale transit traffic decreased 8.7% to DKK 230m. Domestic wholesale traffic amounted to 2,812m minutes, down 3.6%.

The decline in traditional telephony was offset by 20.3% growth in data communications and Internet services revenues to DKK 905m. The key driver for this performance was the growth in ADSL customers. The number of ADSL customers increased 143,000, or 47.4% to 445,000.

Operating expenses declined 0.6% to DKK 3,522m. This included a 4.4% increase in transmission costs, raw materials and supplies, a 2.2% increase in other external charges, offset by a 8.9% reduction in wages, salaries and pension costs, as the number of employees was 11.5% lower.

EBITDA amounted to DKK 1,428m in 1Q 2004, up DKK 59m or 4.3%. The EBITDA margin was 31.1% compared with 29.8%.

Depreciation and amortization increased 10.5% to DKK 810m and related to a decrease in the assets useful lives, and EBIT consequently amounted to DKK 618m, down 2.8%.

Capex amounted to DKK 560m, down 1.4%.

The number of Duét customers was 286,000, up 6.7%, while Internet dial-up customers decreased 11.1% to 473,000, due to migration to broadband services.

TDC Mobile International Group

TDC Mobile International includes mainly TDC Mobil A/S, Talkline and Bité

DKKm	1Q2003	1Q2004	Change in %

Net revenues, total	3,130	3,336	6.6
Domestic operations	1,243	1,469	18.2
Bité	196	203	3.6
Talkline	1,691	1,664	(1.6)

Other revenues [1]	9	5	(44.4)

Total revenues	3,139	3,341	6.4

Operating expenses	(2,687)	(2,786)	(3.7)
Transmission costs ect.	(1,613)	(1,702)	(5.5)
Other external charges	(838)	(843)	(0.6)
Wages, saleries and pension costs	(236)	(241)	(2.1)

EBITDA	452	555	22.8
Domestic operations	336	442	31.5
Bité	46	48	4.3
Talkline	70	65	(7.1)

Depreciation, amortization and write-downs	(272)	(295)	(8.5)

EBIT	180	260	44.4

1) Includes other operating income and work performed for own purposes and capitalized.

TDC Mobile International's 1Q 2004 net revenues amounted to DKK 3,336m, an increase of 6.6%.

Operating expenses increased 3.7% to DKK 2,786m, driven by a 5.5% increase in transmission costs stemming from higher activities, a 0.6% increase in other external charges, and a 2.1% increase in wages, salaries and pension costs.

EBITDA amounted to DKK 555m, up 22.8% or DKK 103m.

Depreciation and amortization increased 8.5% to DKK 295m in 1Q 2004, hence EBIT amounted to DKK 260m in 1Q 2004, up 44.4% compared with 1Q 2003.

Capital expenditures excluding share acquisitions were DKK 199m, down 2.5%, bringing the capex-to-net-revenues ratio down to 6.0% from 6.5%.

Domestic mobile

Competition in the Danish mobile market continued to be intense in 1Q 2004. Compared with last year prices were lower, however partly offset by a continuous strong traffic growth in the market.

Net revenues amounted to DKK 1,469m, up 18.2%. The main drivers of revenues were a 20.2% increase in mobile traffic and a 24.2% increase in handset sales.

Operating expenses were DKK 1,028m, up 13.3%, and consequently, EBITDA increased 31.5% to DKK 442m.

The acquisition of Telmore in 1Q 2004 had an impact of DKK 21m on net revenues and DKK 14m on EBITDA.

The number of domestic mobile customers, including TDC Solutions' mobile customers, was 2.421m by the end of 1Q 2004, up 16.6% or 345,000 customers. The net additions comprised 225,000 in Telmore, 98,000 other retail and 22,000 service provider customers. Since 4Q 2003, the total number of mobile customers declined 50,000, mainly relating to elimination of inactive service provider prepaid customers.

Our domestic operations recorded capex of DKK 171m, up 1.8% thereby bringing capex-to-net revenues to 11.6% compared with 13.5% in 1Q 2003.

Talkline

TDC's German subsidiary, Talkline, is a focused service provider of mobile telephony and Value Added Services.

Talkline's net revenues amounted to DKK 1,664m, down 1.6%, reflecting reduced revenues in Talkline Infodienste, partially offset by a 9.6% increase in mobile revenues.

EBITDA amounted to DKK 65m, down 7.1%, reflecting reduced earnings in Talkline Infodienste, partly offset by increased earnings in Talkline's mobile operations.

Talkline had 2.150m mobile customers, up 21.0% compared with 1Q 2003.

Bité

Net revenues amounted to DKK 203m in 1Q 2004, up 3.6%.

EBITDA amounted to DKK 48m, up 4.3%, and was driven by the increased scale of the business.

Bité had 640,000 mobile customers, up 35.6% or 168,000 customers. Of these, 111,000 customers were achieved in Q1 2004.

TDC Switzerland

TDC Switzerland provides mobile, lansdline and Internet services for the Swiss market using the sunrise brand name.

DKKm	1Q2003	1Q2004	Change in %

Net revenues, total[1]	2,302	2,409	4.6
Mobile telephony	1,308	1,413	8.0
Landline telephony	810	808	(0.2)
Internet services	184	188	2.2

Other revenues[2]	24	25	4.2

Total revenues	2,326	2,434	4.6

Operating expenses	(1,830)	(1,856)	(1.4)
Transmission costs ect.	(879)	(994)	(13.1)
Other external charges	(624)	(537)	13.9
Wages, saleries and pension costs	(327)	(325)	0.6

EBITDA	496	578	16.5

Depreciation, amortization and write-downs	(598)	(632)	(5.7)
- of which Goodwill amortization	(268)	(316)	(17.9)

EBIT	(102)	(54)	47.1

1) The allocation of wholesale revenues on the three business lines has been refined as from 1Q 2004. Historical figures have been adjusted accordingly.
2) Includes other operating income and work performed for own purposes and capitalized.

TDC Switzerland is positioned as the undisputed second-largest telecommunications provider in the Swiss market.

Since acquiring TDC Switzerland, the TDC has implemented significant operational changes that have subsequently improved profitability.

In 1Q 2004 TDC Switzerland net revenues increased 11.7% in CHF, driven primarily by an increase in mobile revenues. In DKK, net revenues amounted to DKK 2,409m, up 4.6%.

Operating expenses increased 1.4% to DKK 1,856m. This slight increase was due mainly to a 13.1% increase in transmission costs etc. to DKK 994m due to higher activities in the mobile business and a higher level of wholesale activities in the landline business, offset partly by a 13.9% decrease in other external charges to DKK 537m. Wages, salaries and pension costs totaled DKK 325m, down 0.6%.

EBITDA amounted to DKK 578m, up 16.5% from DKK 496m. In terms of local currency, the increase in EBITDA was 24.0%. The EBITDA margin was in 1Q 2004 24.0%, up from 21.5%.

Depreciation, amortization and write-downs amounted to DKK 632m, up 5.7% due to increased goodwill amortization of DKK 48m related to the acquisition of the remaining shares in February 2003.

EBIT consequently amounted to DKK (54)m in 1Q 2004, compared with DKK (102)m in 1Q 2003. EBIT excluding goodwill amortization was DKK 262m compared with DKK 166m.

Capital expenditures were DKK 230m, bringing the capex-to-net-revenues ratio to 9.5% compared with 10.8%.

TDC Switzerland had 2.616m customers by the end of 1Q 2004, up 1.9%. The customer base comprised 1.285m mobile customers, up 9.8%, 819,000 landline customers, down 2.6%, 403,000 Internet dial-up customers, down 21.1% and 109,000 ADSL customers, up from 46,000.

TDC Directories Group

TDC Directories provides directory services, specialist business catalogs and on-line inquiry services in the Danish, Swedish and Finnish markets.

TDC Directories' quarterly results are affected by the release dates of printed directories, since revenues from printed directories are recognized at the time of release. This can impact the annual allocation of revenues and earnings on quarters.

Net revenues in 1Q 2004 were DKK 213m, up 2.4%.

Operating expenses were DKK 220m, down 2.7%, primarily stemming from lower costs in our Swedish operations.

EBITDA was DKK (6)m in 1Q 2004 compared with DKK (16)m in 1Q 2003.

EBIT was DKK (34)m in 1Q 2004 compared with DKK (45)m in 1Q 2003.

TDC Cable TV Group

TDC Cable TV provides cable-TV services as well as Internet access in Denmark.

TDC Cable TV is continuing to expand its traditional TV business, while also continuing to increase its coverage of Internet services.

TDC Cable TV's net revenues amounted to DKK 421m, up 13.8%, reflecting mainly a larger customer base in both the traditional cable-TV business and Internet services.

Operating expenses remained almost unchanged and amounted to DKK 358m.

EBITDA was DKK 64m, compared with DKK 19m in 1Q 2003, reflecting a higher average customer base.

EBIT was DKK 12m in 1Q 2004 compared with DKK (33)m in 1Q 2003.

Capital expenditures in TDC Cable TV were DKK 52m compared with DKK 70m in 1Q03. The capex-to-net-revenues ratio was 12.3%.

By the end of 1Q 2004, TDC Cable TV had 937,000 cable-TV customers, up 5.3%, and 136,000 cable-modem customers, up 86.3%. 76,000 of our cable-modem customers have high-speed Internet access.

Outlook

This Outlook for 2004 is an update of the Outlook provided with the 2003 full year report and essentially reflects the new accounting policies as well as the divestment of shares in Belgacom.

Information concerning the Outlook for 2004 is by nature associated with a certain level of risk and uncertainty.

In general, all figures are excluding one-time items and fair value adjustments and are prepared in accordance with the new accounting policies implemented in 2004.

The Outlook is based on thorough financial plans for each individual business line.

For 2004, TDC expects net revenues of DKK 42.0bn, a 1.4% increase compared with 2003. EBITDA is expected to increase 3.8% to DKK 12.1bn in 2004. TDC's net income is expected to decrease 10.8% from DKK 2.4bn in 2003 to DKK 2.15bn in 2004. Belgacom is included in 2003 but only in the first quarter of 2004, hence the reduction in net income. Assuming Belgacom was divested on January 1, 2003, net income growth would be 13.2%.

Outlook for 2004
(Excl. one-time items and fair value adjustments)
DKKbn	2003	2004	Change in %
TDC Solutions
Net revenues	18.6	18.2	(2.1)
EBITDA	5.7	5.9	3.2
TDC Mobile International
Net revenues	13.2	13.9	5.5
EBITDA	2.4	2.5	5.3
TDC Switzerland
Net revenues	9.5	9.7	2.4
EBITDA	2.2	2.5	13.4
TDC Directories
Net revenues	1.5	1.4	(4.3)
EBITDA	0.4	0.5	21.2
TDC Cable TV
Net revenues	1.5	1.7	11.6
EBITDA	0.2	0.3	73.2
Other[1]
Net revenues	(2.8)	(2.9)	(3.4)
EBITDA	0.8	0.4	(48.4)

TDC Group
Net revenues	41.4	42.0	1.4
EBITDA	11.7	12.1	3.8
Net Income	2.4	2.15	(10.8)
1) Includes TDC Services, TDC A/S and eliminations.

Compared with the outlook provided on March 1, 2004, the EBITDA in TDC Solutions has been upgraded DKK 0.1bn. Otherwise figures are affected by the changed accounting policies and the divestment of the shares in Belgacom.

Safe harbor statement

Certain sections of this release contain forward-looking statements that are subject to risks and uncertainties. Examples of such forward-looking statements include, but are not limited to: projections or expectations of revenues, income (or loss), earnings (or loss) per share, dividends, capital structure or other financial items or ratios; statements of our plans, objectives or goals including those related to products or services; statements of future economic performance; and statements of assumptions underlying such statements. Words such as 'believes', 'anticipates', 'expects', 'intends', 'aims', 'plans' and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements made by us or on our behalf. These factors include, but are not limited to, economic trends and developments in financial markets and the economic impact of unexpected events; technological developments; changes in applicable Danish and EU legislation; changes in interconnect rates; developments in competition within domestic and international communications solutions; introduction of and demand for new services and products; developments in the demand, product mix and prices in the mobile market, including marketing and customer acquisition costs; developments in the market for multimedia services; the possibilities of being awarded licenses; developments in TDC's international activities, which also involve certain political risks; and investments and divestitures in domestic and foreign companies.

We caution that the above list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements speak only as of the date on which they are made and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Conference call

TDC invites you to take part in a conference call today at 10.00 CET hosted by Henning Dyremose, Chief Executive Officer, and Hans Munk Nielsen, Chief Financial Officer. To participate, please call +353 1 439 0432 from outside Denmark and 80 80 2004 (toll-free) from Denmark about 10 minutes before the conference call is due to start.

The conference will be available in digital replay until May 14, 2004: +353 1 240 0041. Access code: 348937#. Press # for instructions during the replay.

The conference call will refer to a slide deck that is available at www.tdc.dk and www.tdc.com. Participants wishing to derive full benefit from the conference call should obtain these slides in due time before the conference call begins.

For further information, please contact Investor Relations at +45 3343 7680.

Financial calendar

TDC's financial calendar is as follows (more details on www.tdc.com):

June
Form 20-F is registered with USA's Securities and Exchange Commission (SEC)

July 8
Start of closed period prior to Earnings Release for 2Q 2004

August 5
Earnings Release for 2Q 2004

September 9
Investor Day 2004

October 4
Start of closed period prior to Earnings Release for 3Q 2004

November 1
Earnings Release for 3Q 2004

March 17, 2005
Annual General Meeting

TDC Group, Income statements

DKKm			Change
	1Q 2003	1Q 2004	in %

Net revenues	9,982	10,259	2.8

Total revenues	10,312	10,643	3.2
Total operating expenses	(7,771)	(7,860)	(1.1)

EBITDA [1]	2,541	2,783	9.5
Depreciation, amortization and write-downs	(1,748)	(1,885)	(7.8)

EBIT [2]	793	898	13.2
One-time items	(55)	4,857	-
Net financials	246	201	(18.3)
- of which Income before taxes from investments	434	473	9.0
- of which fair value adjustments	85	12	(85.9)

Income before income taxes	984	5,956	-
Income taxes	(490)	(330)	32.7

Income before minority interests	494	5,626	-
Minority interests’ share of net income	(9)	0	-

Net income	485	5,626	-

Net income excl. one-time items and fair value adjustments[3]	442	602	36.2

EBITDA margin in %	25.5	27.1	-

1) TDC uses EBITDA (earnings before interest, taxes, depreciation and amortization) as a measurement for operating performance. For further explanation please refer to page 23.
2) EBIT (earnings before interest and taxes) is excl. one-time items in this report unless otherwise stated.
3) Excluding consolidated one-time items and fair value adjustments as specified, as well as excluding fair value adjustments in associated enterprises included in the caption income before income taxes from investments.

Statements of Income for the Business Lines

DKKm	TDC Solutions Group		TDC Mobile International Group		TDC Switzerland		TDC Directories Group

	1Q2003	1Q2004	1Q2003	1Q2004	1Q2003	1Q2004	1Q2003	1Q2004

Net revenues, external customers	4,312	4,313	2,801	2,919	2,301	2,407	178	180
Net revenues from other business lines	287	274	329	417	1	2	30	33

Other revenues[1]	312	363	9	5	24	25	2	1

Total reveneus	4,911	4,950	3,139	3,341	2,326	2,434	210	214

Total operating expenses	(3,542)	(3,522)	(2,687)	(2,786)	(1,830)	(1,856)	(226)	(220)

EBITDA	1,369	1,428	452	555	496	578	(16)	(6)

Depreciation, amortization and write-downs	(733)	(810)	(272)	(295)	(598)	(632)	(29)	(28)

EBIT	636	618	180	260	(102)	(54)	(45)	(34)

Capital expenditure excl. share acquisitions	568	560	204	199	249	230	4	7

DKKm	TDC Cable TV Group		Other[2]		TDC Group

	1Q2003	1Q2004	1Q2003	1Q2004	1Q2003	1Q2004

Net revenues, external customers	368	419	22	21	9,982	10,259
Net revenues from other business lines	2	2	(649)	(728)	0	0

Other revenues[1]	1	1	(18)	(11)	330	384

Total reveneus	371	422	(645)	(718)	10,312	10,643

Total operating expenses	(352)	(358)	866	882	(7,771)	(7,860)

EBITDA	19	64	221	164	2,541	2,783

Depreciation, amortization and write-downs	(52)	(52)	(64)	(68)	(1,748)	(1,885)

EBIT	(33)	12	157	96	793	898

Capital expenditure excl. share acquisitions	70	52	31	34	1,126	1,082

1) Includes other operating income and work performed for own purposes and capitalized.
2) Includes TDC A/S, TDC Services and eliminations.

TDC Group
Balance sheets

TDC Group (DKKm)	1Q2003	1Q2004

Assets
Intangible assets, net	30,117	27,793
Property, plant and equipment, net	26,724	25,284
Investments and other assets, net	10,149	2,953
Total fixed assets	66,990	56,030

Inventories	714	508
Total accounts receivables	19,963	17,526
- of which interest bearing receivables	0	126
Marketable securities	938	2,024
Cash	1,388	16,382
Total current assets	23,003	36,440

Total assets	89,993	92,470

Liabilities and shareholders' equity
Shareholders' equity	34,731	36,033

Minority interests	2	2
Provisions	5,324	6,182

Long-term debt	33,854	32,299

Current maturities of long term debt	1,307	1,930
Short term bank loans	167	331
Trade accounts payable	5,624	5,252
Other	8,984	10,441

Total short-term debt	16,082	17,954

Total debt	49,936	50,253

Total liabilities	55,262	56,437

Total liabilities and shareholders' equity	89,993	92,470

Net interest-bearing debt	33,002	16,028

Statements of Cash Flow

TDC Group (DKKm)	1Q 2003	1Q 2004	Change in %

EBITDA	2,541	2,783	9.5
Interest paid	(117)	(475)	-
Tax paid	(355)	(274)	22.8
Change in working capital	316	401	26.9
Other	(260)	(421)	(61.9)

Cash flow from operating activities	2,125	2,014	(5.2)

Capex excl. share acquisitions	(1,126)	(1,082)	3.9
Share acquisitions	(7,888)	(179)	97.7
Change in trade accounts payable, capex	(83)	(201)	-
Loans given to associated enterprises, net	(21)	0	-
Divestment of assets	(58)	11,821	-
Dividends received from assosiated enterprises	1	492	-

Cash flow from investing activities	(9,175)	10,851	-

Change in interest-bearing debt	6,135	(1,727)	-
Consolidation of acquired companies	0	0	-
Currency translation adjustments	121	(78)	-
Dividend paid	0	0	-
Other	(256)	(155)	39.5

Cash flow from financing activities	6,000	(1,960)	-

Increase/(decrease) in cash and cash equivalents	(1,050)	10,905	-

Cash and cash equivalents, end of period	2,326	18,406	-

Shareholders' equity

TDC Group (DKKm)		1Q 2003	1Q 2004

Shareholders' equity at January 1		35,306	33,673
Effect of change in accounting policies		(645)	(700)

Shareholders' equity at January 1 after change in accounting policies		34,661	32,973
Net income		485	5,626
Dividends declared		0	(2,555)
Change in holding of treasury shares		(248)	(126)
Currency translation adjustments		(93)	(61)
Reversal of additional minimum pension liability in Belgacom		0	150
Tax related to changes in shareholders' equity		(74)	26

Shareholders' equity at March 31		34,731	36,033

Employees

Full-time equivalents

EoP	1Q 2003	1Q 2004	Change
			in %

TDC Solutions	12,562	11,119	11.5
TDC Mobile International	2,681	2,625	2.1
TDC Switzerland	2,320	2,380	(2.6)
TDC Directories	1,139	1,082	5.0
TDC Cable TV	702	749	(6.7)
Others	2,656	2,398	9.7

TDC	22,060	20,353	7.7

The number denotes end-of-period full-time equivalents including permanent employees, trainees and temporary employees.

Selected financial and operational data
1999 - 1Q 2004
		1999	2000	2001	2002	2003	1Q 2004

Statements of Income	DKKm
Net revenues		29,889	34,813	42,008	42,011	41,413	10,259
Total revenues		31,474	36,395	43,900	43,794	42,939	10,643
Total operating expenses		(21,386)	(25,843)	(34,268)	(33,091)	(31,285)	(7,860)
Earnings before interest, taxes, depreciation and amortization (EBITDA)		10,088	10,552	9,632	10,703	11,654	2,783
Depreciation, amortization and write-downs		(4,098)	(4,400)	(6,719)	(7,342)	(7,743)	(1,885)
Earnings before interest and taxes (EBIT), excl. one-time items		5,990	6,152	2,913	3,361	3,911	898
One-time items		0	6,161	(2,548)	(1,133)	(1,719)	4,857
EBIT including one-time items		5,990	12,313	365	2,228	2,192	5,755
Net financials		394	154	417	3,562	1,190	201
Income before income taxes		6,384	12,467	782	5,790	3,382	5,956
Total income taxes		(2,660)	(3,239)	(1,397)	(1,559)	(1,629)	(330)
Income before minority interests		3,724	9,228	(615)	4,231	1,753	5,626
Minority interests		(1)	74	534	227	(8)	0
Net income		3,723	9,302	(81)	4,458	1,745	5,626

Net income excluding one-time items and fair value adjustments
EBIT, excl. one-time items		5,990	6,152	2,913	3,361	3,911	898
Net financials		346	10	(206)	305	618	189
Income before income taxes		6,336	6,162	2,707	3,666	4,529	1,087
Income taxes		(2,653)	(2,590)	(1,815)	(1,772)	(2,110)	(485)
Income before minority interests		3,683	3,572	892	1,894	2,419	602
Minority interests		(1)	74	482	191	(8)	0
Net income		3,682	3,646	1,374	2,085	2,411	602

Balance Sheets	DKKbn
Total assets		52.7	67.7	86.7	83.6	89.5	92.5
Net interest-bearing debt		10.1	11.0	33.0	25.8	28.7	16.0
Total shareholders' equity		28.0	35.1	32.7	34.7	33.0	36.0
Shares issued (million)		216.5	216.5	216.5	216.5	216.5	216.5

Statements of Cash Flow	DKKm
Operating activities		5,978	7,396	4,062	9,950	10,722	2,014
Investing activities		(8,562)	(3,860)	(18,963)	(1,254)	(11,585)	10,851
Financing activities		2,720	931	10,863	(6,759)	4,943	(1,960)
Change in cash and cash equivalents		136	4,467	(4,038)	1,937	4,080	10,905

Capital expenditures	DKKbn
Excluding share acquisitions		5.0	5.9	9.3	6.3	5.5	1.1
Including share acquisitions		9.6	12.1	21.6	7.4	13.6	1.3

Key financial ratios
Reported EPS	DKK	17.2	43.0	(0.4)	20.6	8.1	26.0
Operating EPS1)	DKK	17.0	16.8	6.3	9.6	11.1	2.8
Dividend per share	DKK	10.0	10.5	11.0	11.5	12.0	-
EBITDA-margin2)%		33.8	30.3	22.9	25.5	28.1	27.1
Capital expenditures/net revenues3)%		16.6	16.9	22.2	15.1	13.3	10.5
Return on capital employed (ROCE)4)%		19.0	17.6	9.5	11.7	12.6	2.8

Subscriber base - (end of period)	('000)
Landline		3,525	3,706	4,020	3,749	3,825	3,797
Domestic		3,203	3,182	3,139	3,076	2,981	2,956
International		322	524	881	673	844	841
Mobile		2,408	3,522	4,661	5,065	6,351	6,496
Domestic		1,294	1,639	1,896	1,975	2,471	2,421
International		1,114	1,883	2,765	3,090	3,880	4,075
Internet		511	923	1,403	1,285	1,696	1,733
Cable TV		825	801	828	885	924	937
Total subscribers		7,269	8,952	10,912	10,984	12,796	12,963

Number of employees5)		18,158	19,946	22,485	22,263	21,125	20,353

1) Operating EPS excludes one-time items and fair value adjustments.
2) Earnings before interest, taxes, depreciation and amortization divided by net revenues.
3) Capital expenditures excluding share acquisitions.
4) ROCE is defined as EBIT before one-time items plus interest and other financial income excluding fair value adjustments divided by total shareholders' equity plus interest-bearing debt.
5) The number denotes end-of-year full-time employee equivalents including permanent employees, trainees and temporary employees.

Quarterly statements of income

DKKm	1Q03	2Q03	3Q03	4Q03	2003	1Q04

TDC Solutions	4,599	4,573	4,736	4,676	18,585	4,587
TDC Mobile International	3,130	3,262	3,419	3,363	13,175	3,336
- Domestic	1,243	1,495	1,503	1,372	5,613	1,469
- Bité	196	218	230	226	870	203
- Talkline	1,691	1,549	1,686	1,765	6,692	1,664
TDC Switzerland	2,302	2,266	2,428	2,474	9,471	2,409
TDC Directories	208	415	446	395	1,463	213
TDC Cable TV	370	375	384	394	1,524	421
Others[1]	(627)	(747)	(758)	(670)	(2,805)	(707)
Net revenues	9,982	10,144	10,655	10,632	41,413	10,259

TDC Solutions	1,369	1,357	1,445	1,543	5,714	1,428
TDC Mobile International	452	587	770	565	2,374	555
- Domestic	336	408	481	447	1,672	442
- Bité	46	51	59	32	189	48
- Talkline	70	128	230	86	513	65
TDC Switzerland	496	562	570	576	2,205	578
TDC Directories	(16)	111	220	98	413	(6)
TDC Cable TV	19	42	55	57	173	64
Others [1]	221	127	128	300	775	164
EBITDA	2,541	2,786	3,188	3,139	11,654	2,783
Depreciation, amortization and write-downs	(1,748)	(1,825)	(1,869)	(2,301)	(7,743)	(1,885)
- of which goodwill amortization	(328)	(385)	(379)	(403)	(1,494)	(369)
EBIT, excl. one-time items	793	961	1,319	838	3,911	898
One-time items	(55)	(919)	-	(745)	(1,719)	4,857
EBIT incl. one-time items	738	42	1,319	93	2,192	5,755
Net financials	246	474	296	174	1,190	201
- Financial expenses, net	(273)	(300)	(308)	(277)	(1,158)	(284)
- Income before income taxes from investments	434	508	422	405	1,769	473
- Fair value adjustments	85	266	182	46	579	12
Income before income taxes	984	516	1,615	267	3,382	5,956
Tax	(490)	(342)	(603)	(194)	(1,629)	(330)
- Income taxes related to income excl one-time items and fair value adjustments	(496)	(514)	(623)	(483)	(2,116)	(485)
- Income taxes related to one-time items	8	257	-	280	545	157
- Income taxes related to fair value adjustments	(2)	(85)	20	9	(58)	(2)
Income before minority interests	494	174	1,012	73	1,753	5,626
Minority interests’ share of net income	(9)	1	-	-	(8)	-
Net income	485	175	1,012	73	1,745	5,626
Excluding one-time items and fair value adjustments[2]
EBIT, excl. one-time items	793	961	1,319	838	3,911	898
Net financials	154	218	101	145	618	189
Income before income taxes	947	1,179	1,420	983	4,529	1,087
Income taxes	(496)	(516)	(620)	(478)	(2,110)	(485)
Income before minority interests	451	663	800	505	2,419	602
Minority interests’ share of net income	(9)	1	-	-	(8)	-
Net income	442	664	800	505	2,411	602

1) Includes TDC Services, TDC A/S and eliminations.
2) Excluding consolidated one-time items and fair value adjustments as specified, as well as excluding fair value adjustments in associated enterprises included in the caption income before income taxes from investments.

Capex, excl share acquisitions

	1Q03	2Q03	3Q03	4Q03	2003	1Q04
DKKm

TDC Solutions	568	545	536	770	2,419	560
TDC Mobile International	204	176	198	356	934	199
- Domestic operations	168	119	140	242	669	171
- Talkline	4	7	8	42	61	7
- Bité	32	50	50	72	204	21
TDC Switzerland	249	353	295	778	1,675	230
TDC Directories	4	10	4	17	35	7
TDC Cable TV	70	64	54	88	276	52
Others [1]	31	36	31	68	166	34
Capex	1,126	1,184	1,118	2,077	5,505	1,082

[1] Includes TDC Services, TDC A/S and eliminations.

Customers

Customers ('000) (end of period)
	1Q03	2Q03	3Q03	4Q03	1Q04

Domestic, retail and wholesale:
Landline customers	3,049	3,029	3,007	2,981	2,956
Mobile customers	2,076	2,258	2,409	2,471	2,421
Internet	907	926	969	1,014	1,054
- of which ADSL	302	332	366	405	445
- of which Cable-modem customers	73	82	94	117	136
Cable-TV customers	890	902	907	924	937
Domestic customers, total	6,922	7,115	7,291	7,390	7,368

International:
Landline customers	842	834	826	844	841
- Switzerland	841	833	825	824	819
- Others	1	1	1	20	22
Mobile customers	3,419	3,499	3,602	3,880	4,075
- Switzerland	1,170	1,189	1,210	1,260	1,285
- Talkline	1,777	1,830	1,906	2,091	2,150
- Bité	472	479	486	529	640
Internet customers	577	533	670	682	679
- Switzerland	557	530	527	526	512
- Others	20	3	143	156	167
International customers, total	4,838	4,866	5,099	5,406	5,595
Group customers, total	11,760	11,981	12,390	12,796	12,963

Traffic, domestic
Traffic volume (million minutes):	1Q03	2Q03	3Q03	4Q03	1Q04

Landline voice traffic	5,558	5,159	4,965	5,153	5,154
- Retail	2,642	2,426	2,274	2,356	2,342
- Wholesale	2,916	2,733	2,691	2,797	2,812
Mobile, including wholesale	765	860	909	906	941

TDC changes accounting policies
(See Release 12 of April 30, 2004)

Copenhagen, Denmark - TDC discontinues proportional consolidation and implements the new Danish accounting standard (RVL22) regarding revenue recognition. Historical figures have been adjusted accordingly.

Discontinuation of proportional consolidation

TDC has decided to discontinue proportional consolidation of jointly controlled associated enterprises. In the future, TDC's jointly controlled associated enterprises will be reported using the equity method i.e. the Groups' share of results before taxes are included in net financial items as income from investments, the share of taxes are classified as such and the share of the enterprises' equity is included in investments and other assets in the balance sheets. Previously, with proportional consolidation, TDC's shares of each of the associated enterprises' accounting items were recognized on a line by line basis in the consolidated financial statements.

Net income and Shareholders' equity will not be impacted by this change in accounting policy.

Following the divestment of Belgacom in 1Q 2004, the changed policy enhances comparability of TDC's financial performance.

The jointly controlled associated enterprises comprise primarily Polkomtel and One as well as Belgacom until March 2004.

New Danish accounting standard regarding revenue recognition

With effect from January 1, 2004, the new Danish Accounting Standard 22, requires TDC to change accounting policy for revenue recognition.

The impact for TDC is primarily related to non-refundable up-front connection fees. Such fees and incremental direct costs will be deferred and amortized over the expected term of the related customer relationship in question. Until now the fees were recorded as revenue when the term of the related service contract started, and incremental direct costs were expensed as incurred.

The classification of income has also been changed. Income such as reminder fees and number portability are included in net revenues with effect from 2004. Previously, such income was included in other operating income.

Adjusted historical figures

Historical figures, in accordance with the new accounting policies, are included in the financial statements.

Full-time employee figures have not been adjusted as TDC has not included pro rata consolidated enterprises in the earlier headcounts.

Impact from changes in accounting policies

TDC GROUP
Financial Statements 1Q 2004
(GRAPHIC OMMITED)

Performance measurement and use of EBITDA

TDC analyzes business line results and measures performance based on net revenues, EBITDA and EBIT, adjusted to exclude the impacts of one-time items. EBITDA, or earnings before interest, taxes, depreciation and amortization, is calculated as income from operations plus depreciation, amortization and write-downs. We recognize that EBITDA is a standard measure widely used by companies, analysts and investors in the communications industry, particularly in Europe. We therefore believe that EBITDA is a useful disclosure, in conjunction with other performance measures, that allows a more complete comparison of our operating performance relative to other companies in the industry. However, EBITDA is not a measure of performance under U.S. GAAP, and may not be comparable to other similarly titled measures for other companies. EBITDA should not be considered as an alternative to operating income as an indicator of operating performance, nor should it be seen as an alternative to cash flow from operating activities as a measure of liquidity.

We believe that the one-time items do not reflect the underlying fundamentals of the business, and should be analyzed separately.

Historical figures

Possible minor and non-material changes in historical figures are not specified in detail in the report.

TDC is a Danish-based provider of communication solutions with significant presence in selected markets in Northern and Central Europe. TDC is organized as six main business lines; TDC Solutions, TDC Mobile International, TDC Cable TV, TDC Directories, TDC Services and TDC Switzerland. TDC was privatized in 1994. Today, SBC Communications owns 41.6% of the shares, with the remainder held by individual and institutional shareowners all over the world.

TDC listings

Shares: Copenhagen Stock Exchange
Reuters TDC.CO
Bloomberg TDC DC
Nominal value DKK 5
ISIN DK0010 253335
Sedol 5698790

Shares: New York Stock Exchange
Reuters TLD.N
Bloomberg TLD US
One ADS represents one half of one common share
ISIN US8723 6N1028
Sedol 2883094